[WSGR Letterhead]

June 28, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Attention: Angela Crane, Branch Chief

Re:	FoxHollow Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 7, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 8-K filed May 4, 2006
File No. 000-50998

Dear Ms. Crane:

On behalf of FoxHollow Technologies, Inc. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filings of the above-referenced Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”), Form 10-Q for the fiscal quarter ended March 31, 2006 (the “Form 10-Q”) and Form 8-K filed May 4, 2006 (the “Form 8-K”) which were furnished by your letter dated June 15, 2006 (the “Staff Letter”). In response to the comments set forth in the Staff Letter, we have reproduced below the comments set forth in the Staff Letter and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Angela Crane, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Our responses to the comments set forth in the Staff Letter are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 49

Statements of Operation, page 51.

1.	Please revise future filings to remove the sub-total of stock-based compensation charges included as a footnote on the face of your statements of income. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A. This comment also applies to your selected financial data included on page 38 and MD&A on page 41.

In response to the Staff’s comment, the Company’s future filings will be revised to remove the sub-total of stock-based compensation charges included as a footnote on the face of the statements of income and selected financial data. Future filings will present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items and disclosure, if any, in the notes to the financial statements or within MD&A will be made in accordance with SAB Topic 14-F.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 1. Condensed Financial Statements (unaudited), page 2

Note 2. Accounting for Stock-Based Compensation, page 6

2.	We note your disclosure of an $11.4 million stock-based compensation charge related to the retirement of your former chief executive officer. Please tell us and disclose in future filing more information about this charge. Specifically, please tell us the significant terms of the severance agreement, including any provisions for immediate vesting of existing stock options or other additional option grants as part of this termination. Explain how you accounted for the transaction and refer to the authoritative guidance that supports your accounting.

Angela Crane, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

In response to the Staff’s comment, the $11.4 million stock-based compensation charge related to the retirement of our former chief executive officer, Robert W. Thomas (“Thomas”) reflects the accounting for the stock option component of the “Robert Thomas Separation Agreement and Release” entered into between Thomas, and the Company, filed on form 8-K on January 9, 2006 (the “Separation Agreement”). The significant terms of the Separation Agreement include the continued vesting of shares, over a consulting period or from January 3, 2006 to December 31, 2006, related to four stock options (the “Options”) previously granted to Thomas in return for his agreement to: i) provide up to ten (10) hours per month in transition services to assist our new chief executive officer or to work on other projects mutually agreed to by Thomas and the Company, upon request by the Company, ii) refrain from engaging in competitive activities and iii) provide a general release of claims.

The Company accounted for the transaction under FAS123(R) by re-measuring, as of January 3, 2006, the value of the Options related to unvested shares that would become vested over the consulting period. The re-measured value of the Options was $11.4 million. The Company determined that it was unlikely that Thomas would provide any material transition services or that he would engage in competitive activities and therefore concluded that the terms of the agreement did not create an in-substance requisite service period as described in Illustration 16 of FAS123(R). Since entering into the Separation Agreement, Thomas has not provided any material transition services or engaged in any competitive activities. Based on the facts provided above and in accordance with FAS123(R), the Company expensed the entire amount of the re-measured value of the stock options upon entering the separation agreement.

Form 8-K filed May 4, 2006

3.	We note that you are presenting net income excluding stock-based compensation expense. Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(l)(i) of Item 10 of Regulation S-K, including a reconciliation to the most directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. Please revise future filings as necessary.

Angela Crane, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

In response to the Staff’s comment, the Company’s future filings will be revised to include a reconciliation to the most directly comparable GAAP measure for each non-GAAP measure presented, will further explain why we believe the measures provide useful information to investors and will otherwise provide all the disclosures required by paragraph (e) (1) (i) of Item 10 of Regulation S-K.

4.	In this regard, inclusion of such a measure may be misleading absent the following disclosure:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Revise future filings as necessary.

In response to the Staff’s comment, the Company’s future filings will include disclosures relating to non-GAAP measures presented including i) the manner in which management uses the non-GAAP measure to conduct or evaluate its business; ii) the economic substance behind management’s decision to use such a measure; iii) the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; iv) the manner in which management compensates for these limitations when using the non-GAAP financial measure; and v) the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Angela Crane, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Other Matters

The acknowledgement requested by the Staff is attached hereto as Appendix A.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Any questions or additional comments you may have may be directed to me at (650) 565-3564.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip H. Oettinger
Philip H. Oettinger

cc:	Matthew B. Ferguson Kevin Kuhar

Appendix A

Statement from FoxHollow Technologies, Inc.

On behalf of FoxHollow Technologies, Inc. (the “Company”), the undersigned acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K, Form 10-Q and Form 8-K;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Matthew B. Ferguson
Name:	Matthew B. Ferguson
Title:	Chief Financial Officer